Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Holly Energy Partners, L.P., Holly Energy Finance Corp. and the additional registrants described herein for the registration of common units, preferred units, debt securities, and guarantees of debt securities, and to the incorporation by reference therein of our reports dated February 25, 2015, with respect to the consolidated financial statements of Holly Energy Partners, L.P., and the effectiveness of internal control over financial reporting of Holly Energy Partners, L.P., included in its Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 4, 2015